United States

Securities and Exchange Commission

Washington, D.C., 20549

Form 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-23574

PETCO ANIMAL SUPPLIES 401(k) PLAN
(Full Title of the Plan)

PETCO ANIMAL SUPPLIES, INC.
9125 Rehco Road, San Diego, California 92121

(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

PETCO ANIMAL SUPPLIES 401(k) PLAN

All other schedules are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Signatures

Independent Auditors’ Report

The Plan Administrator
PETCO Animal Supplies 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the PETCO Animal Supplies 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Diego, California
June 20, 2003

PETCO ANIMAL SUPPLIES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments	$13,317,199	$12,862,410
Participant loans	607,658	154,984
Total assets	13,924,857	13,017,394

Liabilities: (note 6)
Excess contributions due to participants	12,665	43,600
Net assets available for benefits	$13,912,192	$12,973,794

See accompanying notes to financial statements.

PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (note 3)	$(2,397,248)
Interest	19,404
Dividends	127,104
(2,250,740)
Contributions:
Participant	3,502,039
Employer	1,072,691
4,574,730
Total additions	2,323,990

Deductions from net assets attributed to:
Benefits paid to participants	1,360,804
Administrative expenses	24,788
Total deductions	1,385,592
Net increase	938,398

Net assets available for benefits:
Beginning of year	12,973,794
End of year	$13,912,192

See accompanying notes to financial statements.

PETCO ANIMAL SUPPLIES 401(k) Plan

Notes to Financial Statements

December 31, 2002

(1)                                 Description of Plan

The following description of the PETCO Animal Supplies 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                                 General

The Plan was established on January 1, 1992, for the purpose of enabling employees to enhance their long-range financial security through regular savings for their retirement and to reward eligible employees for long and loyal service.  The Plan was amended and restated on January 1, 1994, October 1, 1996, September 1, 1998, July 1, 2001 and October 7, 2002, and is a defined contribution plan available to all eligible employees of PETCO Animal Supplies, Inc. (the Company). The Plan is intended to be a qualified retirement plan as defined by the Internal Revenue Code.  ABN AMRO Trust Services Company (AMRO) is the Plan Trustee, recordkeeper and custodian of the Plan’s assets.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. All employees who are at least 21 years of age and have completed one year of service with a minimum of 1,000 hours worked are eligible to participate in the Plan. Participation by eligible employees is voluntary.  The Plan entry dates are on the first pay period of the month following the month the eligible employee meets the requirements.  If an eligible employee declines to make elective deferral contributions when first eligible, elective deferral contributions may begin on any subsequent payroll period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                                 Contributions

Each Plan year, participants may elect to make a pretax contribution to the Plan ranging from 1% to 20% of their gross salary subject to the Internal Revenue Service limit of $11,000 in 2002. The Company, as Plan sponsor, may make discretionary matching contributions on the participants’ behalf to the Plan of up to 50% of the first 6% of compensation that a participant contributes to the Plan. Eligible employees who hold positions as directors or above may receive a matching contribution of up to 50% of the first 3% of compensation that a participant contributes to the Plan.  Beginning July 1, 2002, eligible participants who will be at least 50 years of age by the end of the calendar year who have deferred the maximum percentage allowed under the Plan or will contribute the maximum allowed by the IRS, may elect to make an additional contribution of $1,000 in 2002.  These additional elective deferral contributions are not eligible for a matching contribution by the Company. Contributions are subject to certain limitations. All employer contributions vest at the rate of 20% for each year of service by the participant or upon attainment of age 65, retirement due to disability, death, or termination of the Plan. For the Plan year ended December 31, 2002, the Company made discretionary matching contributions of $1,072,691 net of forfeitures of $61,588.

(c)                                  Participant Accounts

The Plan provides for participant-directed accounts which allow participants to allocate their account balances among various investment funds. Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s discretionary matching contributions and (b) fund earnings or losses. Allocations are based upon the participant’s pro rata share of the beginning of the month’s investment account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                                 Payment of Benefits

On termination of service due to death, disability, or retirement, a participant’s vested account balance is paid in a lump-sum distribution. The Plan also provides for hardship withdrawals subject to U.S. Department of Labor regulations.

(e)                                  In-Service Withdrawals

While the Plan is designed to be a retirement income supplement, it provides flexibility for participants greater than 59-1/2 years of age in cases where funds are needed prior to retirement. Accordingly, employees may withdraw funds before retirement up to the maximum vested account balance adjusted for amounts attributable to before-tax contributions, as outlined in the Plan.

(f)                                    Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions vest at the rate of 20% for each year of service by the participant or upon attainment of age 65, retirement due to disability, death, or termination of the Plan.

(g)                                 Participant Loans

Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund, using the same allocation method as contributions. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate as published in the Wall Street Journal on the first day of the month in which the loan request is made, plus 1%. Participant loans outstanding at December 31, 2002 and 2001 were $607,658 and $154,984, respectively. The prime rate at December 31, 2002 and 2001 was 4.25% and 4.75%, respectively. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. Principal and interest, calculated using the effective-interest method, are paid monthly or semimonthly through payroll deductions.

(h)                                 Forfeitures

Forfeitures are used to reduce future employer contributions or to pay for Plan expenses. During the year ended December 31, 2002, forfeitures used to reduce employer discretionary contributions totaled $61,588. At December 31, 2002, forfeited nonvested accounts of $94,475 were invested in the ABN AMRO Income Plus Portfolio.  At December 31, 2001, forfeited nonvested accounts of $65,028 were invested in the ABN AMRO Safety of Principal Fund.

(2)                                 Significant Accounting Policies

(a)                                 Basis of Accounting

The accompanying financial statements of the Plan are presented using the accrual method of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)                                 Investment Valuation

The Plan’s investments in mutual funds, money market funds, and common stock are stated at fair value, which is determined by quoted market prices. Investment purchases and sales are recorded on a trade-date basis. All liabilities and participant loans are valued at cost, which approximates fair value.

(c)                                  Investment Risk

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

(d)                                 Administrative Expenses

All expenses of the Plan, including legal, audit, administrative, and trustee expenses, are generally paid by the Company, except for mutual fund expenses, which are charged directly to the participants’ account in that fund.

(e)                                  Use of Estimates

The Company has made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(3)                                 Investments

During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

2002

Pooled separate accounts	$2,396,245
Common stock	1,003
$2,397,248

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001 is as follows:

	2002	2001

PIMCO Total Return Fund	$1,075,923	$696,796
ABN AMRO/Veredus Aggressive Growth Fund	1,002,491	1,409,843
Davis New York Venture Fund	1,952,438	2,152,421
ABN AMRO Income Plus Portfolio	2,987,204	—
ABN AMRO Safety of Principal Fund	—	2,418,231
ABN AMRO/Chicago Capital Balanced Fund	2,293,448	2,512,217
MFS Massachusetts Investors Growth Fund	2,233,635	2,661,699

(4)                                 Tax Status

The adopted Plan document is a nonstandardized profit sharing plan developed by the Trustee. The Company received a favorable determination letter dated September 27, 1996 regarding tax-exempt status under the provisions of the Internal Revenue Code. The Plan has been amended and restated since the September 27, 1996 determination letter.  However, the plan template used as the basis for the amended Plan has received a favorable determination letter dated August 30, 2001, and the Company and the Company’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and the related trust was tax-exempt as of December 31, 2002 and 2001.

(5)                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)                                 Excess Contributions Due to Participants

The Plan initially failed to meet certain nondiscrimination tests for the years ended December 31, 2002 and 2001, and $12,665 and $43,600, respectively, was returned subsequent to each plan year-end to certain participants in order to meet the nondiscrimination tests. These amounts have been recorded in the accompanying financial statements as liabilities of the Plan as of December 31, 2002 and 2001.

(7)                                 Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and a PETCO stock fund managed by AMRO.  AMRO is the trustee and PETCO is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to AMRO for the investment management services amounted to $9,405 for the year ended December 31, 2002.

Schedule

PETCO ANIMAL SUPPLIES 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)		(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
	*	ABN AMRO	Income Plus Portfolio, 568,558 units	$	**	2,987,204
		PIMCO	Total Return Fund, 100,519 units		**	1,075,923
	*	ABN AMRO	Chicago Capital Balanced Fund, 230,514 units		**	2,293,448
	*	ABN AMRO	Chicago Capital Growth Fund, 25,714 units		**	465,197
		Davis New York	Venture Fund, 93,248 units		**	1,952,438
		MFS Massachusetts	Investors Growth Fund, 242,025 units		**	2,233,636
		Lord Abbett	Mid Cap Fund, 3,921 units		**	60,335
	*	ABN AMRO/Veredus	Aggressive Growth Fund, 93,098 units		**	1,002,491
		Enterprise	Small Company Value Fund, 39,661 units		**	281,253
		Oppenheimer	Global Fund, 13,621 units		**	493,568
		Fidelity Advisor	Mid Cap Fund, 20,727 units		**	323,015
		American Funds	EuroPacific Growth Fund, 3,662 units		**	84,135
		ING	International Value Fund, 4,084 units		**	42,021
	*	PETCO	Stock Fund, 4,694 units		**	22,284
	*	ABN AMRO	Liquidity Fund, 234 units		**	251
	*	Participant loans	Interest rates ranging from 5.25% to 10.5%	—		607,658
			Total investments	$—		13,924,857

*                                         Party in interest.

**                                  Cost omitted for participant-directed investments.

See accompanying independent auditors’ report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 27, 2003                                                                 PETCO ANIMAL SUPPLIES 401(K) PLAN

By:          PETCO Animal Supplies, Inc.

By:	/s/ JAMES M. MYERS
Name:	James M. Myers
Title:	Executive Vice President and Chief Financial Officer

By:	/s/ JANET D. MITCHELL
Name:	Janet D. Mitchell
Title:	Senior Vice President, Human Resources and Administration

Exhibit Index

Exhibit No.

23.1	Consent of KPMG LLP
99.1	Certifications Pursuant to 18 U.S.C. Section 1350, As created by Section 906 of the Sarbanes-Oxley Act of 2002.